Investor Relations/Media Contact: ICR, LLC Brad Cohen bcohen@icrinc.com 212-217-6393

CAPLEASE ANNOUNCES EXPIRATION AND RESULTS OF PUT OPTION for 7.50% CONVERTIBLE SENIOR NOTES

NEW YORK--(BUSINESS WIRE)—September 28, 2012--CapLease, Inc. (NYSE: LSE) today announced the expiration of the option of the holders of its outstanding 7.50% Convertible Senior Notes due 2027 (the “Notes”) to require the Company to purchase all or a portion of their Notes at par pursuant to the terms of the Notes and the indenture governing the Notes (the “Put Option”). Under the terms of the Put Option, holders of the Notes had the opportunity to surrender the Notes for purchase prior to or at 12:00 midnight, New York City time, on September 27, 2012 (the “Put Date”).

As of the Put Date, approximately $15.8 million aggregate principal amount of the Notes were validly surrendered and had not been validly withdrawn, and therefore all such Notes will be purchased by the Company pursuant to the Put Option. The remaining approximately $19.2 million aggregate principal amount of the Notes will remain outstanding, and the terms and other provisions of the indenture governing such Notes will remain unchanged. The next put option repurchase date for holders of the Notes is October 1, 2017.

This press release shall not constitute an offer to purchase or a solicitation of an offer to sell any securities, including the Notes. The offer to purchase the Notes was made only pursuant to the Issuer Put Right Notice dated August 30, 2012, as amended, and related documents which set forth the complete terms and conditions of the Put Option.

About CapLease:

CapLease, Inc. is a real estate investment trust, or REIT, that primarily owns and manages single tenant commercial real estate properties subject to long-term leases to high credit quality tenants.